FOR IMMEDIATE RELEASE

VUANCE LTD. ANNOUNCES THIRD QUARTER 2008 OPERATING RESULTS

Revenues Increase 66% to Record $5.8 Million, up 9% Sequentially vs. Q2
32% Reduction in Non-GAAP Operating Loss to $1.1 Million vs. $1.6 Million in Q3 07

Rockville, MD - November 25, 2008 - VUANCE Ltd. (NASDAQ: VUNC), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and critical situation management, today announced its operating results for the third quarter and nine month periods ending September 30, 2008.

Operational Highlights

•
VUANCE, in collaboration with one of its integrator partners, LX Mobile Systems, LTD, was selected to provide state-of-the-art border security for an Outdoor Perimeter Protection customer in the Middle East. The contract includes a range of integrated, mobile, RFID-based security features based on VUANCE’s proprietary FSK system.

•
The Company entered into a 10-year services agreement with a European International Airport to provide support for the integrated perimeter security system and border control system as an incremental addition to the $13.8 million contract previously announced to establish a security and control system at the airport. The additional service agreement includes annual fees of approximately $620,000.

•
VUANCE provided credentialing services and expertise for the City of Los Angeles and the City’s General Services Department (GSD) as part of the statewide Golden Guardian event, the nation’s largest state-sponsored emergency exercise, which took place November 13-18.

•
Management consolidated several facilities, completing the integration of previous acquisitions, into a single logistic location as part of a broad expense-reduction initiative designed to help the Company reach cash flow break-even during 2009. In aggregate, the initiative is expected to reduce monthly burn rate by approximately $200,000.

Third Quarter 2008 Results

Revenues for the quarter ended September 30, 2008 increased 66.3% to a record $5.8 million from $3.5 million in the year-ago third quarter, and increased 9.4% compared to the $5.3 million recorded in the second quarter of 2008. The increase was largely driven by growth in the Passive RFID business, specifically related to Electronic access control and international projects implementation including progress in the previously announced $13.8 million project at a European International Airport.

Eyal Tuchman, Chief Executive Officer of VUANCE Ltd., commented, “We continue to grow our pipeline for new business and expand our backlog of projects in progress, demonstrating strong and accelerating demand for our solutions and expertise. The new 10-year services agreement with our European airport customer adds to our recurring revenue base and validates our business model that is focused on long-term relationships and predictable recurring revenue. The ongoing focus on security and anti-terrorism solutions remains a driver for our business. From local school districts to major international transportation hubs, VUANCE is uniquely positioned to provide fully integrated solutions in these areas, as the only provider who can design and implement projects utilizing both passive and active RFID technologies.”

Gross profit increased 49.2% to $3.3 million for the third quarter compared to $2.2 million for the prior-year third quarter up slightly on a sequential basis from the $3.2 million for the second quarter. Gross profit margin for the third quarter of 2008 was 56.6% compared to gross profit margin of 63% for the third quarter last year. The lower gross margin is the result of a change in product mix, and the impact of sales made through distribution partners, which carry a lower gross profit margin, but over time will result in a reduced sales and marketing expense. Management continues to expect increased operating margin to more than offset the reduced gross profit margin as part of this strategic shift to a more indirect sales model.

Total operating expenses for the quarter were $4.7 million, reflecting the contribution of SHC, which was acquired at the end of August 2007, compared to total operating expenses of $4.1 million for the third quarter last year which included only one month of SHC.. On a sequential basis, expenses increased by 4.85% compared to the $4.5 million for the second quarter of 2008. The Company reported a loss from operations of $1.4 million compared to an operating loss of $1.9 million for the third quarter last year. Due to a breach of a certain convertible bonds covenant, the Company had to recognize financial expenses, to accelerate deferred expenses and to classify the Convertible Bond as a current liability. Management is in negotiation with the major holder about optional remedies to the violation

The Company reported a net loss of $2.2 million, or $(0.43) per share, for the three months ended September 30, 2008, compared with a net loss of $2.8 million, or $(0.63) per share, in the third quarter of 2007 based on 5.2 million and 4.4 million weighted average shares outstanding, respectively. For further comparison, the Company reported a net loss of $1.6 million, or $0.30 per share, in the three months ended June 30, 2008.

On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release), excluding non-cash stock-based compensation and amortization of intangibles assets related to the SHC acquisition of $349,000 during the third quarter of 2008, the Company reported a non-GAAP operating loss of $1.1 million in the third quarter of 2008 compared to the non-GAAP operating loss of $1.6 million in the third quarter of 2007. In the third quarter of 2008, the Company’s non-GAAP net loss totaled $1.8 million, or $0.34 per share, versus a non-GAAP net loss of $2.4 million, or $0.54 per share, in the third quarter of 2007 based on 5.2 million and 4.4 million weighted average shares outstanding, respectively.

Revenues for the nine months ended September 30, 2008 increased 65.6% to $15.2 million compared with revenues of $9.2 million in the prior year period. Gross profit increased 64.2% to $9.0 million in the most recent nine months, versus $5.5 million for the nine months ended September 30, 2007. Gross profit margin for the first nine months of 2008 was 59.5% compared to gross profit margin of 60% for the year-ago period. Total operating expenses for the nine months ended September 30, 2008 were $13.6 million, reflecting the contribution of SHC, which was acquired at the end of August 2007, compared to total operating expenses of $9.3 million for the prior-year nine month period, which included only one month of SHC. The Company reported a loss from operations of $4.6 million compared to a loss from operations of $3.8 million in the year-ago period. The Company reported a net loss of $7.7 million, or $(1.49) per share, for the nine months ended September 30, 2008, compared with a net loss of $5.2 million, or $(1.26) per share, in the year-ago period based on 5.1 million and 4.1 million weighted average shares outstanding, respectively.

“Through nine months, we are well on our way to surpassing our guidance of at least $20 million in revenue for 2008,” added Mr. Tuchman. “With $15.2 million booked through the first nine months of the year, and nearly $3.9 million in the backlog for the fourth quarter we expect to surpass this $20 million target. We have continued to invest in sales and marketing initiatives to grow our market share and introduce our solutions to potential customers, and this is resulting in steady growth in our sales pipeline. We also implemented a series of expense-reduction initiatives during the quarter, with the goal of moving us closer to achieving cash flow break-even. These initiatives included the consolidation of four logistical, manufacturing and warehousing locations into one facility in Wisconsin and the elimination of approximately 25% of our labor force. In addition, several directors and employees waived their cash compensation for a period of up to 12 months, accepting equity-based compensation instead. Senior management has accepted salary reductions to help the Company achieve its goal of reaching break-even status during 2009. Cumulatively, these initiatives are expected to yield approximately $200,000 per month in expense reductions by January 2009, with initial savings beginning in October 2008.”

On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release), excluding non-cash stock-based compensation and amortization of intangibles assets related to the SHC acquisition of $985,000 during the first nine months of 2008, the Company reported a non-GAAP operating loss of $3.6 million compared with a non-GAAP operating loss of $2.9 million in the year-ago period. In the nine months ended September 30, 2008 excluding also the Beneficial Conversion Feature of convertible bonds of $809,000, the Company’s non-GAAP net loss totaled $5.9 million, or $(1.15) per share, versus a non-GAAP net loss of $4.1 million, or $(0.99) per share, in the prior-year period based on 5.1 million and 4.1 million weighted average shares outstanding, respectively.

Investor Conference Call

VUANCE will host an investor conference call to discuss its third quarter 2008 operating results today, November 25, 2008 at 10 a.m. Eastern Time (ET) (17:00 Israel Time). During the call, Mr. Eyal Tuchman, CEO, and Mr. Lior Maza, CFO, will discuss the Company’s second quarter results.

To participate, please dial 1-888-281-1167 if calling within the United States. Please dial 0800-4048-418 if calling within the United Kingdom. Please dial 03-9180687 if calling within Israel.

A replay will be available until December 2, 2008. To access, please dial 1-888-782-4291 if calling within the United States. Please dial 0-800-028-6837 if calling within the United Kingdom. Please dial 03-9255927 if calling within Israel.

The call will also be accessible at the Company’s corporate website at www.vuance.com.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, VUANCE uses non-GAAP measures of operational profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R), , amortization of intangibles assets related to acquisition, Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses and provision for litigation-related expenses. VUANCE management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About VUANCE Ltd.

VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive product line enables end-to-end solutions that can be employed to successfully overcome the most difficult security challenges. Its Critical Situation Management System (CSMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. VUANCE is serious about security.

VUANCE Ltd. is headquartered in Rockville, MD. Its common stock is listed on the NASDAQ Capital Market under the symbol “VUNC”. For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact
Hayden Communications
Brett Maas, 646-536-7331
brett@haydenir.com

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2008	2007
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$951	$2,114
Restricted cash deposit	1,987	3,172
Marketable securities	-	4,054
Trade receivables, net of allowance for doubtful accounts	3,618	2,463
Other accounts receivable and prepaid expenses	846	2,400
Inventories	1,338	566

Total current assets	8,740	14,769

INVESTMENTS AND LONG-TERM RECIVABLES:
Severance pay fund	336	309

PROPERTY AND EQUIPMENT, NET	222	218

OTHER ASSETS
Goodwill	3,920	3,644
Intangibles assets and deferred charges	1,422	2,012
Total Other Assets	5,342	5,656

TOTAL ASSETS	$14,640	$20,952

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2008	2007
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$-	$478
Trade payables	2,307	1,498
Employees and payroll accruals	262	299
Convertible bonds (1)	3,157	-
Accrued expenses and other liabilities	6,050	6,641

Total current liabilities	11,776	8,916

LONG-TERM LIABILITIES:
Convertible bonds	-	2,441
Accrued severance pay	403	362

Total long-term liabilities	403	2,803

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDER’S EQUITY	2,461	9,233

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$14,640	$20,952

(1)
Due to a breach of a certain convertible bonds covenant, we had to recognize financial expenses in the amount of $553, to accelerate deferred expenses in the amount of $75 and to classify the Convertible Bond as a current liability. We currently are negotiating with the major holder about optional remedies to the violation

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	Unaudited

Revenues	$15,197	$9,174	$5,774	$3,471
Cost of revenues	6,155	3,666	2,507	1,282

Gross profit	9,042	5,508	3,267	2,189

Operating expenses:
Research and development	2,074	904	611	516
Selling and marketing	9,059	6,094	3,247	2,637
General and administrative	2,496	2,291	830	907

Total operating expenses	13,629	9,289	4,688	4,060

Operating loss	(4,587)	(3,781)	(1,421)	(1,871)
Financial expenses, net (1)	(3,003)	(1,144)	(770)	(823)

Loss before taxes on income	(7,590)	(4,925)	(2,191)	(2,694)

Taxes on income	(123)	(287)	(8)	(107)
Net (loss)	$(7,713)	$(5,212)	$(2,199)	$(2,801)

Basic and diluted net loss per share	$(1.49)	$(1.26)	$(0.43)	$(0.63)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,146,182	4,145,039	5,155,881	4,416,745

* Certain comparative figures have been reclassified to confirm to the current period presentation.

1.
Due to a breach of a certain convertible bonds covenant, we had to recognize financial expenses in the amount of $553, to accelerate deferred expenses in the amount of $75 and to classify the Convertible Bond as a current liability. We currently are negotiating with the major holder about optional remedies to the violation

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Nine months ended September 30, 2008			Nine months ended September 30, 2007
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP
	Unaudited			Unaudited

Revenues	$15,197	-	$15,197	$9,174 *	-	$9,174
Cost of revenues	6,155	(13)(a)	6,142	3,666	(2)(a)	3,664

Gross profit	9,042	13	9,055	5,508	2	5,510

Operating expenses:
Research and development	2,074	(399)(a)(b)	1,675	904	(142)(a)	762
Selling and marketing	9,059	(370)(a)(b)	8,689	6,094	(135)(a)	5,959
General and administrative	2,496	(203)(a)	2,293	2,291	(583)(a)(d)	1,708

Total operating expenses	13,629	(972)(a)(b)	12,657	9,289	(860)(a)	8,429

Operating loss	(4,587)	985	(3,602)	(3,781)	862	(2,919)
Financial income (expenses), net (1)	(3,003)	809(c)	(2,194)	(1,144)	259(c)	(885)

Loss before taxes on income	(7,590)	1,794	(5,796)	(4,925)	1,121	(3,804)
Taxes on income	(123)	-	(123)	(287)	-	(287)

Net (loss)	$(7,713)	$1,794	$(5,919)	$(5,212)	$1,121	$(4,091)

Basic and diluted net loss per share	$(1.49)	$0.34	$(1.15)	$(1.26)	$0.27	$(0.99)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,146,182	5,146,182	5,146,182	4,145,039	4,145,039	4,145,039

(a)	The effect of stock-based compensation.
(b)	The effect of amortization of intangibles assets related to acquisition.
(c)	Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses.
(d)	The effect of provision for litigation-related expenses

* Certain comparative figures have been reclassified to confirm to the current period presentation.

1.
Due to a breach of a certain convertible bonds covenant, we had to recognize financial expenses in the amount of $553, to accelerate deferred expenses in the amount of $75 and to classify the Convertible Bond as a current liability. We currently are negotiating with the major holder about optional remedies to the violation

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Three months ended September 30, 2008			Three months ended September 30, 2007
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP
	Unaudited			Unaudited

Revenues	$5,774	-	$5,774	$3,471	-	$3,471
Cost of revenues	2,507	(3)(a)	2,504	1,282	(2)(a)	1,280

Gross profit	3,267	3	3,270	2,189	2	2,191

Operating expenses:
Research and development	611	(114)(a)(b)	497	516	(77)(a)	439
Selling and marketing	3,247	(144)(a)(b)	3,103	2,637	(16)(a)	2,621
General and administrative	830	(88)(a)	742	907	(196)(a)(d)	711

Total operating expenses	4,688	(346)(a)(b)	4,342	4,060	(289)(a)	3,771

Operating loss	(1,421)	349	(1,072)	(1,871)	291	(1,580)
Financial income (expenses), net (1)	(770)	94(c)	(676)	(823)	137(c)	(686)

Loss before taxes on income	(2,191)	443	(1,748)	(2,694)	428	(2,266)
Taxes on income	(8)	-	(8)	(107)	-	(107)

Net (loss)	$(2,199)	$443	$(1,756)	$(2,801)	$428	$(2,373)

Basic and diluted net loss per share	$(0.43)	$0.09	$(0.34)	$(0.63)	$0.09	$(0.54)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,155,881	5,155,881	5,155,881	4,416,745	4,416,745	4,416,745

(a)	The effect of stock-based compensation.
(b)	The effect of amortization of intangibles assets related to acquisition.
(c)	Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses.
(d)	The effect of provision for litigation-related expenses

* Certain comparative figures have been reclassified to confirm to the current period presentation.

1.
Due to a breach of a certain convertible bonds covenant, we had to recognize financial expenses in the amount of $553, to accelerate deferred expenses in the amount of $75 and to classify the Convertible Bond as a current liability. We currently are negotiating with the major holder about optional remedies to the violation

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	Unaudited
Cash flows from operating activities:
Net loss	$(7,713)	$(5,212)	$(2,199)	$(2,801)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	489	92	164	73
Accrued severance pay, net	14	(61)	1	(7)
Stock based compensation	650	751	238	181
Amortization of deferred charges	159	68	-	21
Amortization of discount on convertible bonds	810	183	95	61
Decrease (increase) in trade receivables	(1,168)	607	(1,248)	140
Decrease (increase) in other accounts receivable and prepaid expenses	1,672	(1,453)	559	(1,409)
Decrease (increase) in inventories	(772)	48	(327)	23
Increase (decrease) in trade payables	809	(5)	625	(48)
Increase (decrease) in employees and payroll accruals	(71)	(270)	(125)	44
Increase (decrease) in accrued expenses and other liabilities	(736)	4,632	1,153	4,778
Capital loss (gain) from sale of marketable securities	862	480	287	555
Decrease (increase) in value of marketable securities, net	-	-	(252)	-
Exchange differences on principle of long-term loan	5	7	-	(6)
Others
		9		9
Net cash provided by (used in) operating activities	(4,990)	(124)	(1,029)	1,614

Cash flows from investing activities:
Purchase of property and equipment	(55)	(81)	(2)	(9)
Purchase of subsidiary that was consolidated for the first time.	-	(153)	-	(153)
Capitalization of software and intangible assets	(21)	(509)	(21)	(227)
Amounts carried to deferred charges	-	(52)	-	-
Proceeds from restricted cash deposits, net	1,185	(2,273)	550	(1,498)
Investment in marketable Securities of municipal bond, net	-	(350)	-	1,075
Proceeds from sale of marketable securities of other company	3,192	4,723	893	3,642
Net cash provided by investing activities	4,301	1,305	1,420	2,830

Cash flows from financing activities:
Short-term bank credit, net	(45)	(381)	-	(8)
Proceeds from long-term loan	-	2,850	-	350
Principal payment of long-term loan	(438)	(2,709)	-	(2,571)
Proceeds from exercise of options, net	9	52	9	-

Net cash provided by (used in) financing activities	(474)	(188)	9	(2,229)

Increase (decrease) in cash and cash equivalents	(1,163)	993	400	2,215
Cash and cash equivalents at the beginning of the period	2,114	2,444	551	1,222

Cash and cash equivalents at the end of the period	$951	$3,437	$951	$3,437

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest	$8	$126	$1	$34
Supplemental disclosure of non-cash activities:
Trade payable and Employees and payroll accruals related to capitalization of software	$-	$-	$-	$(65)
Issuing shares capital against redemption of note payable	$-	$432	$-	$432

1.	During the nine months period and the three months period ended September 30, 2008 an amount of $70 and $0, respectively related to accounts payable was repaid using issuance of shares capital.
2.
During the nine months period and the three months period ended September 30, 2008 an additional amount of $276 and $0, respectively was recorded as goodwill with respect to the acquisition of SHC as a result of clarifying of certain provisions of the acquired entity.